DAVIDOFF MALITO & HUTCHER LLP
605 THIRD AVENUE, 34TH FLOOR
NEW YORK, NY 10158

September 7, 2011

Via EDGAR Correspondence

Mr. Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Consolidation Services, Inc.
File No. 0-54230
File No. 333-142105

Dear Mr. Mew:

On behalf of my firm’s client, Consolidation Services, Inc. (the “Company”), we hereby request an extension of time until September 30, 2011 to respond to the Staff’s comments issued on August 10, 2011.  The Company expects at that time to be able to also file the audited financial statements for the interests it acquired in various oil and gas funds.

Very truly yours,

DAVIDOFF MALITO & HUTCHER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:           Donna DiSilvio
Richard Polep